Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500-10355 Jasper Avenue

Edmonton, Alberta

T5J 1Y6

Item 2 Date of Material Change

August 25, 2022

Item 3 News Release

A press release describing the material change was disseminated by Aurora on August 25, 2022 through Cision PR Newswire and can be found on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

Aurora announced that its wholly-owned subsidiary (“Aurora Sub”) has acquired (the “Bevo Transaction”) a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo Agtech”), the sole parent of Bevo Farms Ltd. (“Bevo Farms” and together with Bevo Agtech, “Bevo”), one of the largest suppliers of propagated vegetables and ornamental plants in North America for cash consideration of approximately $45 million, subject to customary adjustments, and up to an additional $12 million over a three-year period following closing, conditional on Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia (the “Earnout”), which additional amount may be satisfied, at Aurora’s election, in cash or through the issuance of common shares in the capital of Aurora to the sellers of the common shares in the capital of Bevo Agtech (the “Bevo Vendors”).

Concurrent with closing of the Bevo Transaction, Bevo Agtech also entered into an agreement with another wholly-owned subsidiary of Aurora (“AMI”) to acquire AMI’s wholly-owned subsidiary (“Aurora SkyCo”), the owner of the Aurora Sky facility in Edmonton, Alberta (the “Aurora Sky Transaction” and together with the Bevo Transaction, the “Transaction”) in exchange for future cash payments of up to $25 million based on Bevo successfully achieving certain financial milestones at the Aurora Sky facility (the “Aurora Sky Royalty”). Closing of the Aurora Sky Transaction is conditional upon receipt of certain third-party consents.

Item 5 Full Description of Material Change

5.1        Full Description of Material Change

Aurora announced that Aurora Sub has acquired a 50.1% controlling interest in Bevo Agtech, the sole parent of Bevo Farms, one of the largest suppliers of propagated vegetables and ornamental plants in North America for cash consideration of approximately $45 million, subject to customary adjustments, and up to an additional $12 million over a three-year period following closing, conditional on Bevo successfully achieving certain financial milestones at its Site One facility in Langley, British Columbia, which additional amount may be satisfied, at Aurora’s election, in cash or through the issuance of common shares in the capital of Aurora to the Bevo Vendors.

Concurrent with closing of the Bevo Transaction, Bevo Agtech also entered into an agreement with AMI to acquire Aurora SkyCo, the owner of the Aurora Sky facility in Edmonton, Alberta in exchange for future cash payments of up to $25 million based on Bevo successfully achieving certain financial milestones at the Aurora Sky facility. Closing of the Aurora Sky Transaction is conditional upon receipt of certain third-party consents. If the Aurora Sky facility is sold within the first three (3) years of closing of the Aurora Sky Transaction, AMI will be entitled to the proceeds from such sale.

The Bevo Shareholders Agreement

In connection with the Bevo Transaction, Aurora Sub and the minority shareholders of Bevo Agtech entered into a unanimous shareholders agreement (the “Bevo Shareholders Agreement”) governing, among things, their respective shareholdings in Bevo Agtech, their rights and duties as shareholders of Bevo Agtech and the management and operation of the Bevo Agtech and its subsidiaries.

The following is a summary of the material terms of the Bevo Shareholders Agreement.

Director Nomination Rights and Committees

The Bevo Shareholders Agreement provides that the board of directors of Bevo Agtech (the “Bevo Board”), which is currently fixed at five (5) directors, shall be comprised of a majority of individuals nominated by Aurora Sub for so long as it holds at least 50.1% of the common shares of Bevo Agtech, failing which, whether as a result of failing to exercise its pre-emptive rights or top up rights (each an “Aurora Dilution Event”) or disposing or transferring of certain of its common shares (“Bevo Shares”) of Bevo Agtech (an “Aurora Disposition”):

  if Aurora Sub owns less than 50.1% but greater than or equal to 30% of the Bevo Shares, it shall be entitled to nominate two (2) individuals to the Bevo Board;

  if Aurora Sub owns less than 30% but greater than or equal to 10% of the Bevo Shares, it shall be entitled to nominate one (1) individual to the Bevo Board; and

  if Aurora Sub owns less than 10% of the Bevo Shares, it shall not be entitled to nominate any individuals to the Bevo Board.

Additionally, in the event that Aurora Sub is insolvent or has committed an act of bankruptcy or similar act (an “Aurora Default”), it shall no longer be entitled to nominate any individuals to the Bevo Board.

Aurora Sub will also lose its right to nominate a majority of the individuals appointed to the Bevo Board in the event of a direct or indirect acquisition of more than 50% of the outstanding equity securities of the Company by a third party (a “Change of Control”), in connection with which there is both:

a)	either:

i.	both a contractual (x) change to a majority of the directors appointed by Aurora Sub (each an “Aurora Director”) and (y) termination or resignation of the Chief Executive Officer of Aurora; or

ii.	both (x) a change in the composition of a majority of the Aurora Directors that was not due to the resignation, retirement, death or disability of the relevant individual(s) by the date which is 12 months following the closing of such Change of Control, and (y) the termination without cause or as a result of constructive dismissal of the Chief Executive Officer of Aurora by the date which is 12 months following the closing of such Change of Control or the resignation of the Chief Executive Officer of Aurora within one month following the closing of such Change of Control; and

b)	either:

i.	a majority of the Bevo shareholders holding more than 3.5% of the issued and outstanding Bevo Shares (each a “Significant Shareholder”) have determined in good faith and having acted reasonably in making such determination that such Change of Control would have a significantly prejudicial effect on the operations or financial results of Bevo Agtech, taking into account the obligations of and covenants made by Aurora and Aurora Sub in connection with control and authority under the share purchase agreement underlying the Bevo Transaction (the “Bevo Purchase Agreement”) and ancillary agreements, including the Bevo Shareholders Agreement, in making such determination; or

ii.	the counterparty to such transaction is included in the list of competitive counterparties set forth in an exhibit to the Shareholders Agreement

(an “Adverse Change of Control”).

Pre-Emptive and Top-Up Rights

The Bevo Shareholders Agreement provides Aurora Sub and all Significant Shareholders with certain pre-emptive and top-up rights on issuances of securities by Bevo Agtech.

Restrictions on Transfer, Right of First Refusal and Tag-Along Rights

The Bevo Shareholders Agreement contains restrictions on transfer of the Bevo Shares subject to specified exceptions, including as described below.

The Bevo Shareholders Agreement provides that Bevo shareholders may sell their Bevo Shares to a third party subject to providing Aurora Sub and the Significant Shareholders with a right of first refusal to purchase such shares at the same price and on the same terms and conditions. Additionally, the Bevo Shareholders Agreement provides that if the foregoing right of first refusal is not exercised, Bevo Shareholders shall have tag-along rights with respect to any sale of a majority of a Bevo Shareholder’s shares to a third party.

Drag-Along Rights

The Bevo Shareholders Agreement provides that if a written, bona fide offer (a “Drag Along Offer”) is made or proposed to any Bevo shareholders holding in excess of 66.67% of the Bevo Shares that provides for the acquisition (either by way of a purchase, amalgamation, arrangement, corporate reorganization, or other means of merger or acquisition) by an arms-length third party offeror of all of the then outstanding Bevo Shares at the same price per Bevo Share (for each class of Bevo Shares) and otherwise substantially upon the same terms and conditions to all shareholders, and the Drag Along Offer is irrevocably accepted or approved by the holders of at least 66.67% of the votes attached to the Bevo Shares, then any Bevo shareholder who has not accepted or approved the Drag Along Offer is deemed, subject to certain conditions, to have accepted such offer.

Call, Put and Liquidity Rights

The Bevo Call Right

The Bevo Shareholders Agreement provides that, beginning on the last day of the first fiscal quarter following closing of the Bevo Transaction until the earlier of:

a)	the date on which consolidated EBITDA of Bevo first exceeds a specified threshold; and

b)	the last day of the first fiscal quarter following the four-year anniversary of closing of the Bevo Transaction

(the “Bevo Call Right Term”),

upon the occurrence of an Adverse Change of Control, the Significant Shareholders shall have the right (the “Bevo Call Right”) to require Aurora Sub to sell all of its Bevo Shares (the “Bevo Called Shares”) to such Significant Shareholders at a price per Bevo Called Share which is based on:

a)	for the first 50.1% of the aggregate issued and outstanding Bevo Shares owned by Aurora Sub, an EBITDA multiple that increases from 9x to 10.5x, depending on the timing of EBITDA thresholds being met, over the Bevo Call Right Term plus cash and less indebtedness of Bevo; and

b)	for the percentage interest in excess of 50.1%, an EBITDA multiple of 12, plus cash and less indebtedness of Bevo.

The Bevo Put Right

The Bevo Shareholders Agreement provides that, at any time following the Bevo Call Right Term, upon the occurrence of an Adverse Change of Control, the Significant Shareholders shall have the right (the “Put Right”) to require Aurora Sub to purchase all of the Bevo Shares owned by the Bevo shareholders other than Aurora Sub (the “Put Shares”) at a price per Put Share which is based on the fair market value of such Put Shares at the time of exercise of the Put Right.

The Aurora Call Right

The Bevo Shareholders Agreement provides that, upon the occurrence of either:

a)	the Bevo shareholders (other than Aurora Sub) as of the date of the Bevo Shareholders Agreement owning less than 40% of their proportion of the Bevo Shares as of the date the Bevo Shareholders Agreement; or

b)	the consolidated EBITDA of Bevo Agtech exceeding a specified threshold for the trailing twelve months,

Aurora Sub shall have the right (the “Aurora Call Right”), to purchase all of the Bevo Shares owned by the Bevo shareholders other than Aurora Sub (the “Aurora Called Shares”) at a price per Aurora Called Share based on the greater of:

a)	the fair market value of such Aurora Called Shares; and

b)	a 12x multiple to the consolidated EBITDA of Bevo Agtech for the trailing 12 months, plus cash and minus indebtedness of Bevo Agtech (both on a consolidated basis).

The Bevo Liquidity Right

The Bevo Shareholders Agreement provides that, at any time from the earlier of (i) the fourth anniversary of the last day of the fiscal year following the closing of the Bevo Transaction and (ii) the date on which consolidated EBITDA of Bevo first exceeds a specified threshold for the trailing twelve months, and ending on the completion of an Aurora Dilution Event, Aurora Disposition or upon the listing of the Bevo Shares on a stock exchange, Bevo shareholders other than Aurora Sub as of the date of the Bevo Shareholders Agreement shall have the right (the “Liquidity Right”) to require Aurora Sub to purchase all or a portion of their Bevo Shares (the “Liquidity Right Shares”) at a price per Liquidity Right Share based on a 12x multiple to the consolidated EBITDA of Bevo Agtech for the trailing 12 months, plus cash, minus indebtedness and minus the present value of all future royalty amounts payable pursuant to the Aurora Sky Royalty.

The aggregate number of Liquidity Right Shares that Aurora Sub shall be required to purchase in any year pursuant to the Liquidity Right shall not exceed seven and one half percent (7.5%) of the issued and outstanding Bevo Shares as of the last day of the preceding year.

Aurora Sub may, at its sole option, elect to pay all or any portion of the consideration payable pursuant to the Liquidity Right to any of the selling Bevo shareholders in the form of free-trading common shares in the capital of Aurora, provided that such shares shall be issued in equal instalments over a six-month period, subject to approval of the Toronto Stock Exchange and Canadian securities laws. Furthermore, no common shares of Aurora will be issued during a black-out period or other trading restriction imposed by Aurora or any other time when Aurora or its board of directors has any material undisclosed information.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Ananth Krishnan, Vice President, Strategic Finance, who is knowledgeable about the details of the Transaction and may be contacted at Ananth.krishnan@auroramj.com.

Item 9 Date of Report

September 2, 2022.